SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, D.C. 20549
                                 _______________

                                  SCHEDULE 14D-1
                                  AMENDMENT NO. 7
                                TENDER OFFER STATEMENT
              PURSUANT TO SECTION 14(D)(1) OF THE SECURITIES EXCHANGE
                                    ACT OF 1934
                                       AND
                                   SCHEDULE 13D
                                  AMENDMENT NO. 7
                      UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                  _____________

                                REVCO D.S., INC.
                           (Name of Subject Company)
                                  _____________

                               RITE AID CORPORATION
                          OCEAN ACQUISITION CORPORATION
                                    (Bidders)
                                  _____________

                       COMMON STOCK, PAR VALUE, $.01 PER SHARE
                           (Title of Class of Securities)
                                 _____________

                                   761339 10 0
                       (CUSIP Number of Class of Securities)
                               _________________

                              FRANKLIN C. BROWN, ESQ.
                 EXECUTIVE VICE PRESIDENT AND CHIEF LEGAL COUNSEL
                              RITE AID CORPORATION
                                 30 HUNTER LANE
                         CAMP HILL, PENNSYLVANIA  17011
                          TELEPHONE: (717) 761-2633
        (Name, Address and Telephone Number of Person Authorized to
          Receive Notices and Communications on Behalf of Bidders)

                                  With a Copy to:

                             NANCY A. LIEBERMAN, ESQ.
                       SKADDEN, ARPS, SLATE, MEAGHER & FLOM
                                919 THIRD AVENUE
                           NEW YORK, NEW YORK  10022
                          TELEPHONE:  (212) 735-3000
                                _______________

                Ocean Acquisition Corporation, a Delaware corporation (the "Purchaser") and a wholly owned subsidiary of Rite Aid Corporation, a Delaware corporation ("Parent"), and Parent hereby amend and supplement their Statement on Schedule 14D-1 (the "Schedule 14D-1"), filed with the Securities Exchange Commission (the "Commission") on December 4, 1995, with respect to the Purchaser's offer to purchase 35,144,833 shares of common stock, par value $.01 per share (the "Shares"), of Revco D.S., Inc., a Delaware corporation (the "Company"), at a price of $27.50 per Share, net to the seller in cash, (such price, or such higher price per Share as may be paid in the Offer, the "Offer Price") upon the terms and subject to the conditions set forth in the Offer to Purchase and in the related Letter of Transmittal (which, as amended from time to time, together constitute the "Offer"). This Amendment No. 7 to the Schedule 14D-1 also constitutes Amendment No. 7 to the Statement on Schedule 13D of the Purchaser and Parent. The item numbers and responses thereto below are in accordance with the requirements of
          Schedule 14D-1.

          ITEM 10.  ADDITIONAL INFORMATION.

               (f) On February 9, 1996, Parent issued a press release which announced, among other things, that Parent and the Purchaser have extended the expiration date of the Offer to 11:59 p.m., New York City time, on Friday, February 23, 1996. The Offer had previously been scheduled to expire at 7:00 p.m., New York City time, on Thursday, February 15, 1996. A copy of the press release is filed herewith as exhibit (a)(15) and is incorporated by reference herein.

          ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.

               (a)(15)   Text of Press Release, dated February 9,
          1996, issued by Parent.


                                   SIGNATURES

               After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

          Dated:  February 9, 1996
                                     RITE AID CORPORATION

                                     By:  /s/ Martin L. Grass
                                        ________________________________
                                        Name: Martin L. Grass
                                        Title: Chairman of the Board and
                                               Chief Executive Officer


                                      OCEAN ACQUISITION CORPORATION

                                     By: /s/ Martin L. Grass
                                         _____________________________
                                         Name:  Martin L. Grass
                                         Title:  President